P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

August 16, 2012

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Transamerica Funds (the “Trust”)

(1933 Act File No.: 033-02659) (1940 Act File No.: 811-04556)

Ladies and Gentlemen:

We are filing today, through the EDGAR system, on behalf of the Trust, Post-Effective Amendment No. 158 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act of 1933, as amended, for review and comment by the staff of the U.S. Securities and Exchange Commission (the “Commission”). Pursuant to Rule 485(a)(2), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on October 31, 2012, pursuant to paragraph (a)(2) of Rule 485. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of adding two new series to the Trust designated as Transamerica Enhanced Muni and Transamerica Income & Growth. Transamerica Enhanced Muni will offer Class A, Class C and Class I shares. Transamerica Income & Growth will offer Class A, Class C, Class I shares and Class I2 shares.

Please direct any questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.